Points International Ltd.

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Special Meeting to be held on October 26, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

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7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

9. Complete this form of proxy in accordance with the above instructions and return it in the enclosed prepaid envelope to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 so that it arrives no later than Friday, October 22, 2010 at 9:00 am, Eastern Time, or, if the meeting is adjourned, at least 48 hours(excluding Saturdays, Sundays and holidays) before any adjourned meeting is reconvened.

Proxies submitted must be received by 9:00 am, Eastern Time, on October 22, 2010.

Appointment of Proxyholder

I/We, being holder(s) of common shares of Points International Ltd. hereby appoint: Robert MacLean, Chief Executive Officer, or failing him Christopher Barnard, the President of the Corporation

OR

Print the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the special meeting of shareholders of Points International Ltd. to be held at Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario on October 26, 2010 at 9:00 am ET and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. **Share Consolidation**

For | Against

Vote FOR or AGAINST the special resolution attached as Schedule A to the Management Information Circular approving an amendment to Points International Ltd.'s articles of continuance to consolidate its issued and outstanding common shares on the basis of a ratio within the range of one post-consolidation common share for every eight pre-consolidation shares to one post-consolidation common share for every twelve pre-consolidation common shares, with the ratio to be selected and implemented by the board of directors in its sole discretion, if at all, at any time prior to October 26, 2011.

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Management recommends that you vote **FOR** the Share Consolidation

2. **Option Plan Amendment**

For | Against

Vote FOR or AGAINST the ordinary resolution attached as Schedule B to the Management Information Circular approving an amendment to Points International Ltd.'s incentive stock option plan to increase the maximum number of common shares that may be issued thereunder by an additional 4,500,000 to be implemented by the board of directors in its sole discretion, if at all, at any time prior to October 26, 2011.

Management recommends that you vote **FOR** the Option Plan Amendment

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

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